C3 Bullion, Inc.
January 18, 2024

Division of Corporation
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kate Beukenkamp

Re: C3 Bullion, Inc. - Form 1-A POS, Filed 01-17-2024, File Number 024-12367, Accession Number 0001981779-24-000005

Dear Ms. Beukenkamp,

Per telephone conversation with our legal counsel today, please be advised that we are withdrawing the above captioned Form 1-A POS of C3 Bullion, Inc. so that we may file Form 1-A/A and proceed to qualify.


Respectfully submitted,

Christopher Werner,
Chairman and CEO

C3Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611
Tel: 920-207-0100
support@C3Bullion.com and www.C3Bullion.com